                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO



                             Tender Offer Statement
   (under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                              (Amendment No. ___)*



                           K-Tron International, Inc.
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                       (Name of Subject Company (issuer))



                       K-Tron International, Inc. (issuer)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))



                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   482730 10 8
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                      (CUSIP Number of Class of Securities)



                              Edward B. Cloues, II
                Chairman of the Board and Chief Executive Officer
                           K-Tron International, Inc.
                                Routes 55 and 553
                                  P.O. Box 888
                          Pitman, New Jersey 08071-0888
                                 (856) 589-0500
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000
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                            CALCULATION OF FILING FEE


Transaction Valuation                             Amount of Filing Fee*


*  Pursuant to General Instruction D of Form TO, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: _______________   Filing Party: __________________
      Form or Registration No.: ______________  Date Filed:  ___________________


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   Third party tender offer subject to Rule 14d-1.
[X]   Issuer tender offer subject to Rule 13e-4.
[ ]   Going-private transaction subject to Rule 13e-3.
[ ]   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO relates to an announcement by
K-Tron International, Inc., a New Jersey corporation, of its intention to commence a tender offer to purchase up to 450,000 shares of its Common Stock (the "Shares") at a price of $18.00 per Share, net to the seller in cash, and is being filed in compliance with Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.


(a)(5)   News Release dated February 14, 2000.


                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              K-TRON INTERNATIONAL, INC.



                              By:    *
                                 ---------------------------------


Dated:   February 14, 2000


* Pursuant to General Instruction D of Form TO, no signature is required.
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                                  EXHIBIT INDEX


Exhibit
Number        Description
------        -----------
(a)(5)        News Release dated February 14, 2000.